Alelo Inc.



ANNUAL REPORT

5200 W Century Blvd. Suite 290

Los Angeles, CA 90045

0

https://www.alelo.com/

This Annual Report is dated April 26, 2021.

BUSINESS

Alelo Inc. (the "Issuer", the "Company", "we", "us" or "our") uses artificial intelligence to help people realize their potential, by helping them develop better communication and interpersonal skills. Alelo developed its technology originally to help military members quickly learn foreign languages and cultures, helping to reduce conflicts and even save lives. It now makes this technology available via the cloud to educational institutions and companies worldwide. Alelo offers subscriptions to its online products, and also creates custom AI simulations for its larger customers. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform. Alelo has a wholly-owned subsidiary, Alelo TLT, LLC, which provides services to the Federal government.

Previous Offerings

Between 2020 and 2019, we sold 589,486 shares of common stock in exchange for $0.69 per share under Regulation Crowdfunding.

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Name: FlashSeed Preferred Stock
Type of security sold: Equity
Final amount sold: $1,505,231.00
Number of Securities Sold: 2,398,889
Use of proceeds: Product development, marketing and company operations.
Date: January 31, 2018
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $200,000.62
Number of Securities Sold: 289,856
Use of proceeds: Research & development, marketing and company operations.
Date: September 26, 2017
Offering exemption relied upon: 506(c)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $25,000.08
Number of Securities Sold: 36,232
Use of proceeds: Research & development, marketing and company operations.
Date: June 06, 2019
Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

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Circumstances which led to the performance of financial statements:

The Company has generated revenues since the first year of its operation. Initially, these revenues came from development projects for the US Government, together with some licenses for off-the-shelf products. This business has provided revenues over the history of the Company but has low margins and revenues have been vulnerable to contracting delays, program funding cuts, and government shutdowns.

Starting four years ago the Company made the decision to transition from a project-based business model to a business model relying predominantly upon recurring revenue from subscriptions of products served on our cloud-based Enskill platform. The advantage of the subscription-based approach is that revenue scales linearly with the number of registered users while operating costs scale very gradually as the number of registered users increases. We targeted new commercial customers that are amenable to entering into recurring revenue contracts that pay higher margins than development projects. 2018 through 2020 began to show results from this transition.

Year ended December 31, 2020, compared to the year ended December 31, 2019

Revenue

Revenue in 2020 was $1.412M, down 24% from 2019. The decrease was almost entirely in Q4 and was due to two factors. One of our major Government sponsors, the Defense Human Resource Agency (DHRA), had its budget slashed in Q4, forcing it to cancel contracts with Alelo and other suppliers. Our largest university customer, Laureate International Universities, underwent severe downsizing and also canceled its contracts with external vendors. DHRA had its budget restored by the incoming Biden administration, enabling it to resume business with Alelo. Alelo won significant new awards in early 2021, such as a $100,000 award from the XPRIZE Foundation, which more than make up for the loss of revenue from Laureate International Universities.

Cost of revenue

The cost of sales in 2020 was $523,847, down 24% from 2019. The cost of revenue on development projects is a function of labor costs, which grow and decrease in proportion to the work to be done.

Operating expenses

Operating expenses in 2020 were $1.545M, down 5% from 2019. R&D expenditures decreased 15%, and administrative expenses decreased 1%.. Sales and marketing expenditures increased by 9%, with the goal of increasing future revenues.

Historical results and cash flows:

Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well. Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

Historical results and cash flows:

Company revenues come from two sources: custom course development and product subscriptions. Custom course development involves significant labor costs. Our cloud-based products in contrast have low labor costs and operating costs, and scale easily to large numbers of users; as the number of users increases the gross margin percentage from operations also increases. Therefore, as the proportion of company revenues from product subscriptions increases, the overall gross margin percentage and profitability tend to increase as well. Historically, the proportion of revenues from product revenues has been small, but investors should not expect that to be the case in the future, as demand for subscription products increases.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $39,069.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

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Creditor: Bank of the West
Amount Owed: $343,658.00
Interest Rate: 5.6%
Maturity Date: March 01, 2022
As of December 31, 2020, the Company had an outstanding term loan to Bank of the West with a balance of $343,658. This bears interest of 5.6% per annum, and falls due on March. 1, 2022. The debt is secured by property of Alelo's subsidiary Alelo TLT, LLC.

Creditor: Eugene Hale, Sr.
Amount Owed: $122,997.00
Interest Rate: 6.5%
Maturity Date: December 31, 2022
Secured by Alelo's intellectual property. Starting from 2016 to 2018, the Company received several loans from one of its shareholders, Eugene Hale, in the total aggregate amount of $700,000. No agreement was put in place for these loans. In 2018, $500,000 was converted to 724,638 shares of Preferred Stock, and the Company made a monthly interest of $2,000 on the remainder balance of $200,000.

Creditor: W. Lewis Johnson
Amount Owed: $821,440.00
Interest Rate: 6.5%
Maturity Date: August 31, 2022
Secured by Alelo's intellectual property. On July 31, 2019, the Company received a loan from one of its shareholders, Lewis Johnson, in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2020, the loan has an outstanding balance of $821,440 and complete amount is classified as current.

Creditor: R. Ann Johnson Estate
Amount Owed: $42,000.00

Interest Rate: 6.5%
Maturity Date: May 31, 2021
Secured by Alelo's intellectual property. As of December 31, 2020, this loan has an outstanding balance of $42,000 and complete amount is classified as current.

Creditor: R. Ann Johnson Estate
Amount Owed: $49,000.00
Interest Rate: 6.5%
Maturity Date: August 20, 2020
Secured by Alelo's intellectual property. As of December 31, 2020, this loan has an outstanding balance of $49,000 and complete amount is classified as current.

Creditor: R. Ann Johnson Estate
Amount Owed: $349,000.00
Interest Rate: 6.5%
Maturity Date: March 31, 2022
Secured by Alelo's intellectual property. The Company has a total of 11 Secured by Alelo's intellectual property. As of December 31, 2020, this loan has an outstanding balance of $349,000 and complete amount is classified as current.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Lewis Johnson

Lewis Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO
Dates of Service: January 03, 2006 - Present
Responsibilities: Leads company strategy, operations, research and development, and overall management of the business.

Position: Chairman of the Board
Dates of Service: May 02, 2019 - Present
Responsibilities: Leadership of the Board of Directors.

Position: Director
Dates of Service: December 03, 2006 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Thomas Lyman Chun

Thomas Lyman Chun's current primary role is with Private investor. Thomas Lyman Chun currently services <1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 16, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Name: Richard Koffler

Richard Koffler's current primary role is with Syntouch, Inc.. Richard Koffler currently services <1 hours per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 16, 2012 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

Employer: Syntouch, Inc.
Title: CEO
Dates of Service: May 01, 2019 - Present
Responsibilities: Overall management and strategy

Name: Karen Chiang

Karen Chiang's current primary role is with Independent consultant. Karen Chiang currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: January 18, 2018 - Present
Responsibilities: Fiduciary responsibility for the Company.

Other business experience in the past three years:

Employer: Pearson, Inc.
Title: VP Sales - Talent and Emerging Markets
Dates of Service: January 01, 2017 - February 01, 2018
Responsibilities: Oversee an in-market professional sales team of ~50 full time sales and operational and support personnel responsible for selling a full suite of assessment products to clinical psychologists, healthcare institutions, school districts, corporations and administrators.

Other business experience in the past three years:

Employer: Alelo Inc.
Title: Advisory Board Member

Dates of Service: April 01, 2012 - January 18, 2018
Responsibilities: Advisor to the Company.

Name: Jay "Eli" Eisenberg

Jay "Eli" Eisenberg's current primary role is with Straight Line Management. Jay "Eli" Eisenberg currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Interim CFO & Consultant
Dates of Service: October 01, 2016 - Present
Responsibilities: Eli provides consulting services to the Company through his business, Straight Line Management. Eli's service also includes acting as interim CFO for the Company where he handles financial management.

Other business experience in the past three years:

Employer: Straight Line Management
Title: Founder & CEO
Dates of Service: November 01, 1991 - Present
Responsibilities: Straight Line Management provides growing companies with senior-level expertise in finance, strategic planning, and business management on a part-time or project basis. Eli runs all business aspects as CEO.

Name: Cliff Kamida

Cliff Kamida's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President, Production
Dates of Service: December 01, 2011 - Present
Responsibilities: Management of operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

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Title of class: Common Stock
Stockholder Name: Lewis Johnson
Amount and nature of Beneficial ownership: 7,263,006
Percent of class: 51.40

Title of class: Preferred Stock
Stockholder Name: Lewis Johnson
Amount and nature of Beneficial ownership: 545,363
Percent of class: 51.40

RELATED PARTY TRANSACTIONS

Name of Entity: William Lewis Johnson
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: William Lewis Johnson, an owner, provided a loan to the company.
Material Terms: On July 31, 2019, the Company received a loan from one of its shareholder Lewis Johnson in the amount of $825,300. The loan carries an interest rate of 6.5% per annum and matures on July 30, 2020. As of December 31, 2019, the loan has an outstanding balance of $773,748 and complete amount is classified as current.

Name of Entity: R. Ann Johnson Estate
Names of 20% owners: William Lewis Johnson and Richard Lawrence Johnson
Relationship to Company: Estate of family member
Nature / amount of interest in the transaction: The company has a total of 11 outstanding loans from one of its shareholders R. Ann Johnson Estate for a combined amount of $305,000.
Material Terms: The loans are secured by Alelo intellectual property. The loans carry an interest rate of 6.5% per annum and mature in 12 months. As of March 31, 2020, the loans are all classified as current.

OUR SECURITIES

Our authorized capital stock consists of 30,000,000 shares of common stock, par value $0.001 per share, and 12,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2020, 12,881,177 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities,
(ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and

disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the

Common Stock.

Dividend Rights

Subject to preferences that may be granted to holders of our preferred stock, holders of shares of common stock ("Common Shares") are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors (the "Board") out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Shares will be a business decision to be made by the Board from time to time based upon the results of our operations, our financial condition and any other factors that the Board considers relevant. Payment of dividends on the Common Shares may be restricted by law, loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, after the payment or setting aside for payment to the holders of our preferred stock, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of our common stock in proportion to the number of Common Shares held by them.

Rights and Preferences

The rights, preferences, and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock and any additional classes of preferred stock that we may designate in the future.

Preferred Stock

As of the date of this Offering Memorandum, the Company's has authorized a total of 12,000,000 shares of Preferred Stock, 8,300,000 of which are designated FlashSeed Preferred Stock, 2,724,977 of which are currently issued and outstanding.

Voting Rights

Each holder of shares of our FlashSeed Preferred Stock ("Preferred Shares") is entitled to the number of votes equal to the number of Common Shares into which the Preferred Shares held by such holder could be converted as of the record date. The holders of Preferred Shares are entitled to vote on all matters on which the Common Shares are entitled to vote. Fractional votes are not, however, permitted and any fractional voting rights are disregarded.

Material Rights

Dividend Rights
In the event that dividends are paid on any Common Shares (other than dividends on Common Shares payable in additional shares of common stock), the Company shall pay a dividend on all outstanding Preferred Shares in a per share amount equal (on an as-if-converted-to-common-stock basis) to the amount paid or set aside for each Common Share.

Rights to Receive Liquidation Distributions

In the event of any liquidation event, the holders of Preferred Shares are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Shares by reason of their ownership of such stock, an amount per share for each Preferred Share held by them equal to the greater of (i) liquidation preference for such Preferred Share and (ii) such amount per share as would have been payable had all Preferred Share been converted into Common Stock immediately prior to such liquidation event. If upon a liquidation event, the assets of the Company legally available for distribution to the holders of the Preferred Shares are insufficient to permit the payment to such holders of the full amounts specified in this section, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the
Preferred Shares in proportion to the full amounts they would otherwise be entitled to receive.

Rights and Preferences

The rights, preferences, and privileges of the holders of Preferred Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of any additional classes of our Preferred Stock that we may designate from time to time in the future.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2021.

Alelo Inc.

By   /s/ *William Lewis Johnson*

      Name: William Lewis Johnson

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ALELO, INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Alelo Inc
Los Angeles, California

We have reviewed the accompanying financial statements of Alelo, Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 9, 2021
Los Angeles, California

ALELO, INC.
BALANCE SHEET

As of December 31,		2020		2019
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	39,069	$	20,839
Accounts receivable—net		10,388		193,651
Prepaid expenses and other current assets		14,302		19,801
Total current assets		**63,759**		**234,291**
Intangible assets, net		340,100		375,844
Security deposit		51,864		58,893
Total assets	$	**455,722**	$	**669,028**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	144,600	$	131,786
Credit Card		92,091		78,562
Current portion of Loan payable		343,658		420,658
Current portion of shareholder loan		1,134,437		1,133,683
Other current liabilities		243,636		309,378
Total current liabilities		**1,958,422**		**2,074,065**
Loan		-		-
Shareholder loan		250,000		-
Total liabilities		**2,208,422**		**2,074,065**
STOCKHOLDERS' EQUITY				
Common Stock		13,041		12,462
Preferred Stock		2,740		2,725
Equity Issuance Costs		(178,556)		-
Additional paid-in capital		2,306,786		1,961,739
Retained earnings/(Accumulated Deficit)		(3,896,710)		(3,381,964)
Total stockholders' equity		**(1,752,700)**		**(1,405,038)**
Total liabilities and stockholders' equity	$	**455,722**	$	**669,028**

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars, except per share data)				
Net revenue	$	1,411,771	$	1,850,517
Cost of goods sold		523,847		692,853
Gross profit		887,924		1,157,664
Operating expenses				
General and administrative		1,208,941		1,223,655
Research and development		336,088		396,975
Total operating expenses		1,545,029		1,620,631
Operating income/(loss)		(657,105)		(462,967)
Interest expense		78,181		119,652
Other Loss/(Income)		(220,410)		(2,925)
Income/(Loss) before provision for income taxes		(514,876)		(579,694)
Provision/(Benefit) for income taxes		(130)		3,220
Net income/(Net Loss)	$	(514,746)	$	(582,914)

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Equity Issuance costs	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2018	**12,469,191**	**$ 12,469**	**2,688,745**	**$ 2,689**	**$ 1,885,745**		**$ (2,799,050)**	**$ (898,147)**
Net income/(loss)	-	-	-	-	-		(582,914)	(582,914)
Sharebased compensation					1,174			1,174
Repurchase of common shares	(7,500)	(7.5)			(143)			(150)
Issuance of preferred shares	-	-	36,232	36	74,964		-	75,000
Balance—December 31, 2019	**12,461,691**	**$ 12,462**	**2,724,977**	**$ 2,725**	**$ 1,961,739**		**$ (3,381,964)**	**$ (1,405,038)**
Net income/(loss)							(514,746)	(514,746)
Capital raised on Crowdfunding	548,983	549			292,495	(178,556)		114,488
Issuance of preferred shares			14,493	14	49,986			50,000
Sharedbased compensation	586,338				1,995			1,995
Excerise options	30,000	30			570			600
Balance—December 31, 2020	**13,627,012**	**$ 13,041**	**2,739,470**	**$ 2,740**	**$ 2,306,786**	**(178,556)**	**$ (3,896,710)**	**$ (1,752,700)**

See accompanying notes to financial statements.

ALELO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(514,746)	$	(582,914)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization expenses		35,744		35,744
Shared Based Compensation		1,995		1,174
Bad debt expenses				9,918
Changes in operating assets and liabilities:				
Accounts receivable		183,264		(35,226)
Prepaid expenses and other current assets		5,499		4,325
Accounts payable and accrued expenses		12,814		(8,340)
Credit Cards		13,530		(2,728)
Other current liabilities		(65,742)		179,322
Security deposit		7,029		-
Net cash provided/(used) by operating activities		**(320,612)**		**(398,727)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loan		250,754		348,883
Repayment of Loan Payable		(77,000)		(50,237)
Repurchase of Common Shares		-		(150)
Excerise options		600		
Capital raised on Crowdfunding		114,488		
Issuance of Preferred Shares		50,000		75,000
Net cash provided/(used) by financing activities		**338,843**		**373,496**
Change in cash		18,230		(25,231)
Cash—beginning of year		20,839		46,070
Cash—end of year	$	**39,069**	$	**20,839**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	77,984	$	36,900
Cash paid during the year for income taxes	$	3,220	$	1,600
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-

See accompanying notes to financial statements.

ALELO, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2020 AND DECEMBER 31, 2019

1.   SUMMARY

Alelo, Inc., was incorporated in 2005 in the state of California. The financial statements of Alelo, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Alelo uses artificial intelligence to help people realize their potential. People around the world use Alelo's AI simulations to develop and assess communication skills and interpersonal skills.

Alelo developed its technology originally to help military members quickly learn foreign languages and cultures before they deploy overseas. It helped reduce conflicts and even save lives. It now makes this technology available via the cloud to everybody, to help them overcome the communication problems they face in the workplace every day. Over 500,000 people in over 25 countries have used Alelo's AI simulations and technology platform.

Alelo is a Hawaiian word meaning tongue or language. Alelo also refers to the tip of a traditional Hawaiian canoe paddle, which cuts into the water and propels the canoe forward. It is thus a metaphor for a leading-edge company that is charting a course to the future of learning and assessment.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of Alelo, Inc., and completely owned subsidiaries over which Alelo, Inc. exercises control. Intercompany accounts and transactions have been eliminated in consolidation. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020, and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Alelo, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognize revenues from companies and educational institutions purchase subscriptions to Alelo simulation-based training and assessment products, and from a service fee charge to customers to support users accessing the custom AI simulations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 9,2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses and other current assets consist of the following items:

As of Year Ended December 31,		2020		2019
Prepaid expenses	$	14,302	$	19,801
Total Prepaid expenses and other current assets	**$**	**14,302**	**$**	**19,801**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2020		2019
Accrued expenses	$	124,705	$	134,593
Unearned revenue		-		112,881
Accrued interest		118,930		61,904
Total Other Current Liabilities	**$**	**243,636**	**$**	**309,378**

4. INTANGIBLE ASSETS

The components of intangible assets, net as of December 31, 2020 and 2019, consisted of the following:

As of Year Ended December 31,		2020		2019
Patents		320,857		320,857
Capitalized software costs		232,697		232,697
Licences		15,263		15,263
Trademarks		9,200		9,200
Intangible assets, at cost	**$**	**578,018**	**$**	**578,018**
Accumulated amortization		(237,918)		(202,174)
Intangible assets, Net	**$**	**340,100**	**$**	**375,844**

Amortization expense was $35,744 and $35,744 for the years ended December 31, 2020 and 2019, respectively.

The following table outlines future amortization expense as of December 31, 2020:

Period		Amortization expense
2021		35,744
2022		35,744
2023		35,744
2024		35,744
Thereafter		197,123
Total	**$**	**340,100**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2020 consisted of 30,000,000 shares designated as $0.001 par value common stock. Of the 30,000,000 common shares authorized, as at December 31, 2020, 13,627,012 shares were issued and outstanding.

During fiscal 2019 the Company has repurchased 7,500 common shares form one of the founders for $150.

Preferred Stock

The Company's authorized share capital as of December 31, 2020 consisted of 12,000,000 shares preferred stock. As of December 31, 2020, and December 31, 2019, 2,739,470 and 2,724,977 shares of preferred shares have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "2016 Omnibus Incentive Plan"). The Company reserved 555,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.91%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	222,500	$	-	-
Granted	40,000	$	0.03	
Vested	(45,833)	$	-	
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2019	211,667	$	0.03	8.45
Exercisable Options at December 31, 2019	211,667	$	-	-
Granted	-	$	-	
Execised	(30,000)	$	-	
Vested	(58,750)	$	-	
Outstanding at December 31, 2020	122,917	$	0.03	7.46
Exercisable Options at December 31, 2020	122,917	$	0.03	6.78

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $1,995 and $1,174, respectively:

As of Year Ended December 31,	2020		2019	
Cost of goods sold	$	156	$	156
Selling, marketing, and administrative	$	1,839	$	1,017
Total share-based compensation	$	**1,995**	$	**1,174**

7. DEBT

Shareholder's loans

During the Company borrowed money from the owners. The details of the loans from the owners is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Lewis Johnson	$ 35,000	6.50%	11/10/2020	8/31/2022	$ 379	$ 379	$ -	$ 35,000	$ 35,000					
Lewis Johnson	$ 50,000	6.50%	11/23/2020	8/31/2022	$ 542	$ 542		$ 50,000	$ 50,000					
Lewis Johnson	$ 15,000	6.50%	11/24/2020	8/31/2022	$ 163	$ 163		$ 15,000	$ 15,000					
Lewis Johnson	$ 40,000	6.50%	12/1/2021	9/30/2022	$ 2,383	$ 2,383		$ 40,000	$ 40,000					
Lewis Johnson	$ 681,440	6.50%	Fiscal year 2018 and 2019	4/30/2021	$ 47,319	$ 47,319	681,440		$ 681,440	$ 50,294	$ 50,294	$ 773,748		$ 773,748
Eugene Hale	$ 10,000	6.50%	11/5/2020	12/31/2022	$ 325	$ 325		$ 10,000	$ 10,000					
Eugene Hale	$ 112,997	6.50%	Fiscal year 2018 and 2019	12/31/2020	$ 8,527	$ 8,527	112,997		$ 112,997	$ 9,486	$ 9,486	145,935		$ 145,935
R. Ann Johnson Estate	$ 10,000	6.50%	3/2/2020	5/31/2021	$ 488	$ 488	10,000		$ 10,000					
R. Ann Johnson Estate	$ 32,000	6.50%	4/2/2020	5/31/2021	$ 1,560	$ 1,560	32,000		$ 32,000					
R. Ann Johnson Estate	$ 14,000	6.50%	2/3/2020	6/30/2021	$ 758	$ 758	14,000		$ 14,000					
R. Ann Johnson Estate	$ 35,000	6.50%	4/3/2020	6/30/2021	$ 1,706	$ 1,706	35,000		$ 35,000					
R. Ann Johnson Estate	$ 35,000	6.50%	1/4/2020	7/31/2021	$ 1,517	$ 1,517	35,000		$ 35,000					
R. Ann Johnson Estate	$ 100,000	6.50%	12/15/2020	3/31/2022	$ 542	$ 542		$ 100,000	$ 100,000					
R. Ann Johnson Estate	$ 214,000	6.50%	Fiscal year 2018 and 2019	12/31/2020	$ 13,910	$ 13,910	214,000		$ 214,000	$ 13,910	$ 13,910	214,000		$ 214,000
Total					$ 80,118	$ 80,118	$ 1,134,437	$ 250,000	$ 1,384,437	$ 73,689	$ 73,689	$ 1,133,683	$ -	$ 1,133,683

Bank of the West Loan

On October 12, 2017 the Company received a loan from Bank of the west in the amount of $5000,000. The loan carries an interest rate of 6.5% per annum and matures on October 31, 2020. The details of the loans from Bank of the West is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Bank of the West	$ 500,000	6.50%	12/10/2017	10/31/2020	$ 22,338	$ 22,338	$ 343,658	$ -	$ 343,658	$ 27,343	$ 27,343	$ 420,658	$ -	$ 420,658
Total					$ 22,338	$ 22,338	$ 343,658	$ -	$ 343,658	$ 27,343	$ 27,343	$ 420,658	$ -	$ 420,658

As of December 31, 2020, the loan has an outstanding balance of $343,658 and complete amount is classified as current.

The following table outlines future schedule of principal payments:

As of Year Ended December 31, 2020	
2021	$ 343,658
2022	-
2023	-
2024	
2025	
Thereafter	
Total	**$ 343,658**

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 20,341	$ 3,394
Valuation Allowance	(20,341)	(3,394)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (504,877)	$ (351,277)
Valuation Allowance	504,877	351,277
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,691,948, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,691,948. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases premises under operating lease arrangements expiring in 2021. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 328,500
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 328,500**

Rent expense for the year ended December 2020 and 2019 was $166,249 and $116,607, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY

The company received several loans from their shareholders in the aggregate amount of $ 1,384,437. As of December 31, 2020, and December 31, 2019, outstanding balance of shareholders loan was in the amount of $1,384,437 and 1,133,683 respectively.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued.

On February 26, 2021 the company received SBA PPP loan in the amount of $ 210,400. The loan bears interest rate of 1% and has maturity date after 60th month from the loan date.

During 2021, the Company has received 2 loans from its shareholders Ann Johnson and W. Lewis Johnson in total amount of $131,500.

On January 28, 2021, the company issued 34,788 common stocks on Crowdfunding platform. On February 25, 2021, the company issued 51,080 common stocks on Crowdfunding platform.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $657,105, an operating cash flow loss of $320,617 and liquid assets in cash of $39,069, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

     I, William Lewis Johnson, Principal Executive Officer of Alelo Inc., hereby certify that the financial statements of Alelo Inc. included in this Report are true and complete in all material respects.

William Lewis Johnson

Principal Executive Officer